EXHIBIT 1

Consac, LLC

525 Chalette Dr

Beverly Hills, CA 90201

February 20, 2014

Mr. Jeffrey J. Horowitz

Chief Executive Officer

Vitacost.com, Inc.

5400 Broken Sound Blvd. NW, Suite 500

Boca Raton, FL 33487-3521

Dear Mr. Horowitz:

As you know, Consac, LLC owns 2,600,000 shares of common stock of Vitacost.com, Inc., or approximately 7.7% of the Company's outstanding common stock. I am the President of Consac and for approximately the past five years have been actively managing my own capital in various vitamin-related investments in both the public and private markets.

My family founded Country Life Vitamins in the 1970's. I helped manage, run and grow the business for approximately fifteen years, negotiating the successful sale of the company to the Japanese conglomerate Kikkoman Corporation in 2005. To say the whole vitamin-related space is in my blood would be an understatement.

Today, I am one of the largest investors in Vitacost. I initially began acquiring my shares in early 2010. I remained an investor during and after the Company's December 2010 accounting irregularities, when trading in its shares was halted for approximately six months.

I am writing to express my concern and disappointment with the performance of the Company and its stock. While I remain supportive of Vitacost.com and its growth potential as a major on-line retailer, I am deeply concerned with the significant disparity that exists between the value of the Company’s customer base and distribution network and the trading range of its shares. As one who has spent his working life in the vitamin and health products space, I believe that I have a strong professional and experiential foundation for raising these concerns.

Vitacost is one of the leading on-line marketers of vitamins and other products that promote a healthy lifestyle; it has more than 2 million customers, one of the highest customer satisfaction ratings in its class and approximately $400 million in annual revenue. The customer base and revenues are growing.

Notwithstanding these strengths, the Company continues to report operating losses, as it has done for nearly four years. Operating losses totaled $10.9 million for the nine months ending September 30, 2013.

Vitacost’s SEC filings show that its shares have been significantly outperformed by its Company-constructed on-line peer group for more than four years, and in just the last six months the price of a common share has declined 37%.

Although Vitacost has grown the top-line somewhat, in my opinion the Company has little or no chance of achieving profitability in the foreseeable future given the financial burden required to execute its expansion strategy. And the public markets are unlikely to recognize the full value of the Company’s market presence and distribution network while the Company continues to lose money in executing upon its strategy

I believe the only way to unlock this value for the shareholders is to put the Company up for sale. The Company's market share and distribution network will be of interest to several significant industry players and other retailers, who will be able to better leverage the Company's strengths within a larger, better capitalized entity.

I am not alone in thinking that the Company’s value significantly exceeds its current share price. News reports indicate that similar concerns have recently been expressed publicly by another investor who owns approximately 7.7% of the Company’s stock.

In summary, in light of the outlook for the Company on a stand-alone basis, I believe the Board must immediately and aggressively pursue a competitive sale of the Company in order to fulfill its fiduciary duty to the shareholders.

Sincerely,

/s/ Ryan Drexler

Ryan Drexler

cc: Michael A. Kumin

Christopher S. Gaffney

Stuart Goldfarb

Edwin J. Kozlowski

Robert Trapp M.D.